Exhibit 99.1

TRANSLATED FROM OFFICIAL PRESS RELEASE ISSUED IN KOREAN

Gap Geun Yoon, Press Officer, 3rd Assistant Prosecutor General, Seoul Central District Prosecutors’ Office Tel: 02 530 4304 Fax: 02 530 4220	Press Release June 27, 2012 (Wed) High Technology Crime Investigation Dept. 1 Tel: 02-530-4977/ 8 Fax: 02-530-4889 Person in Charge: Young Jong Kim, Chief Prosecutor

Title:	Results of Investigation on a Foreign Supplier which Divulged Core AMOLED Technologies of Samsung and LG, the National Core Technology, Overseas

Seven (7) persons indicted on the charges of divulgence of AMOLED technologies, the national core technologies, of which market value is KRW 9 trillion (three (3) under detention)

1.           Summary of Investigation

O
The High Technology Crime Investigation Department 1 of the Seoul Central District Prosecutors’ Office (Chief Prosecutor: Young Jong Kim), in cooperation with the National Intelligence Service, six (6) employees, including three (3) employees under detention, of the Korean subsidiary of Company O, one of the suppliers to Samsung (SMD) and LG (LGD), who divulged to overseas the national core technologies, AMOLED technologies of Samsung and LG, the largest display manufacturers in the world as well as in Korea, by divulging AMOLED technologies in a credit-card shaped USB and other means, and transferring such technologies to the employees of the company’s headquarters and those of the company O’s foreign subsidiaries in charge of overseas competitors, on the charges of the violation of the Act on the Prevention of Divulgence and Protection of Industrial Technology (the “Act”). The Korean subsidiary of the Company O was also indicted pursuant to the provision of vicarious liability of the Act.
※ Company O, headquartered in Israel, is an inspection equipment supplier for flat display panels such as LCD and AMOLED, having the largest global market share (77%) with the main customers of Samsung and LG in Korea, BOE and CSCT in China, and AUO and CMI in Taiwan.
※ The Korean subsidiary of Company O is a foreign-invested company wholly owned by its headquarters in Israel.

O
AMOLED technology is regarding an organic light emitting diode panel, whose response speed is 1,000 times faster than that of LCD, and it is the next generation flat panel display technology, which can substitute for LCD.  Korean companies such as Samsung and LG are the global market leaders, and the market’s scale amounts to approximately KRW 90 trillion,
※ The AMOLED technology is the cutting edge national core industrial technology designated under Article 5 of the Industrial Development Act and under the Act.
※ Samsung spent about KRW 1,380 billion and LG spent about KRW 1,027 billion respectively for the development of this technology.

O
The technologies divulged are the national core technologies and include the highly confidential materials such as the circuit layer images and circuit diagrams showing the structure of each layer of large AMOLED panels for 55 inch TVs of Samsung and LG which have not been launched in the market (and the leakage thereof to foreign competitors would help such competitors catch up with Korea’s AMOLED technologies in a short period, lead to substantial national damages and could cause a shift of power in the relevant global market).

2.     Summary of charges of each defendant

No.	Defendant	Description of Charges and Crime Committed	Remarks
1	*** (36, deputy manager, LG marketing, Korean subsidiary of Company O)
– From November 2011 to January 2012, he secretly carried with him a USB two or three times and improperly obtained circuit images, etc. of LGD’s AM-OLED (white OLED) panels for 55-inch TVs and divulged them to officer(s) of the headquarters, marketing employee(s) of the headquarters, and marketing employees of the Chinese and Taiwanese subsidiaries of Company O, et al. (Violation of the Act)
– In March 2012, he improperly obtained circuit layer images and circuit diagram of SMD’s AM-OLED panel for 55-inch TVs from Defendant 2 who was in charge of Samsung marketing (Violation of the Act)
– He caused damages to LGD by divulging LGD’s technologies despite the fact that he had executed a non-disclosure agreement with LGD (Breach of Trust).
Arrested
2	*** (age 36; manager, Samsung marketing, Korean subsidiary of Company O)
– From November 2011 to January 2012, in conspiracy with Defendant 3, he secretly carried with him a credit card shaped USB two or three times and improperly obtained circuit layer images and circuit diagrams, etc., of SMD’s AM-OLED panels for 55-inch TVs.  In March 2012, he divulged them to officer(s) et al. of the headquarters of Company O (Violation of the Act).
– He caused damages to SMD by divulging SMD’s technologies despite the fact that he had executed a non-disclosure agreement with SMD (Breach of Trust).
Arrested

3	*** (age 30; assistant manager, Samsung marketing, Korean subsidiary of Company O)
– From November 2011 to January 2012, in conspiracy with Defendant 2, he improperly obtained circuit layer images, etc., of SMD’s AM-OLED panels for 55-inch TVs, prepared the entire circuit diagram of SMD’s 55-inch AM-OLED based on them, and divulged them to DAP1 employee(s), et al. (Violation of the Act).
– In March 2012, he improperly obtained materials regarding LGD’s 55-inch AM-OLED from Defendant 4 (Violation of the Act).
– He caused damages to SMD by divulging SMD’s technologies despite the fact that he had executed a non-disclosure agreement with SMD (Breach of Trust).
Arrested
4	*** (age 43; general manager, LG marketing, Korean branch of Company O)
– In March 2012, he divulged circuit layer images, etc. of LGD’s AM-OLED panels for 55-inch TVs to DAP employee(s) and employees of Chinese and Taiwanese subsidiaries of Company O (Violation of the Act).
– In March 2012, he improperly obtained circuit layer images and circuit diagrams, etc. of SMD’s AM-OLED panels for 55-inch TVs from Defendant 3 in charge of Samsung marketing and divulged them to Defendant 1 in charge of LG marketing (Violation of the Act).
– He caused damages to LGD by divulging LGD’s technologies despite the fact that he had executed a non-disclosure agreement with LGD (Breach of Trust).
Not arrested
5	*** (age 40; team leader, Samsung marketing, Korean subsidiary of Company O)
– In January and April 2012, he improperly obtained and used circuit layer images, etc. of SMD’s AM-OLED panels from Defendant 2 and Defendant 3 (Violation of the Act).
– In March 2012, he obtained the circuit images, etc. of LGD’s AM-OLED panels from Defendant 4 (Violation of the Act).
Not arrested
6	*** (age 38; deputy manager, Samsung marketing, Korean subsidiary of Company O)	– In April 2012, he improperly obtained the circuit images, etc. of SMD’s AM-OLED from Defendant 3 (Violation of the Act).	Not arrested
7	Korean subsidiary of Company O
– Six (6) employees of the Korean subsidiary of Company O such as Defendant 1 improperly obtained the national core technologies such as circuit images of SMD’s and LGD’s AM-OLED as described above (Violation of the Act; provision of vicarious liability).
Not arrested

____________________________
1DAP of Company O is a legal entity located in Hong Kong, an organization of Company O established for the purpose of collecting information of customer companies.

3.     Scheme of Criminal Conducts

O
While providing customer support services of maintaining the inspection equipment at the AMOLED panel manufacturing factories of Samsung and LGD, the Defendants divulged without permission by taking the circuit layer images of AMOLED panel for 55 inch TVs which are not yet released in the market, storing them in USB and carrying it hidden in a shoe, a belt or a wallet.
※ Company O supplies the equipment inspecting panels.  Thus, it can take very detailed circuit layer images of AMOLED panel through such inspection equipment.  Since the circuit layer images contain highly condensed information of relevant technologies, competitors would be able to narrow the technological gap within a very short period of time once they take such circuit layer images into their possession.

O
The Defendants organized the foregoing materials they had already taken out without permission and divulged them to employees of the headquarters of Company O, employees of DAP, employees in charge of marketing in China (in charge of BOE marketing, etc.) and in Taiwan (in charge of AUO marketing, etc.) with a view to maximize the sales profit of its headquarters.
※ Since BOE in China and others are highly valued customers of Company O, there is a possibility that BOE in China and others can obtain key AMOLED materials of Samsung and LGD through Company O, which may eventually result in boosting up the sales of inspection equipment by Company O.
à please refer to Exhibit for the detailed structure of the scheme of criminal conducts.

4.      Distinctive Features of Investigation of Case and its Implications

O
Employees of a company providing services for inspection equipment divulged national core technologies to the headquarters abroad, etc.
    -  Employees of a company providing services for inspection equipment, which is absolutely indispensible to the manufacturing process of AMOLED, took advantage of such position, stole the national core technologies in breach of the trust of the victim companies and Korea, and divulged the foregoing to the headquarters in Israel and marketing employees of the subsidiaries providing services to foreign competitors [of Samsung and LGD].

O
The high probability of the divulgence to foreign competitors raises a concern about the serious damages to the national interest and significant shift in the world market power.
    -  It is highly likely that [the technologies] could have been divulged to foreign competitors through the headquarters, DAP organization, and foreign subsidiaries (in China and Taiwan).  Substantial impact on the society and significant economic damages to Korea as a whole is foreseeable, and further there is a risk of shift in power in the display panel market.
※ We found circumstances which raise the suspicion that Defendant 1 (previously had been an employee of an affiliate of BOE in China) divulged national core technologies to BOE in China through DAP and marketing employee(s) in charge of China business.

O
Necessity to enhance the security [measures] against foreign companies providing services for [domestic] companies which possess and maintain national core technologies.
    - There is high risk that employees of a foreign company providing services may divulge abroad, which may lead to a substantial damage to Korea.  Therefore, it is necessary for the Korean government or the domestic entities which possess national core technologies to enhance the security [measures] against employees of a company which provide services [to such domestic entities].

5.     Plans

O
We are going to continue the investigation on how [the technologies] were divulged to foreign employees of the headquarters of Company O and employees of the foreign subsidiaries which obtained national core technologies through the Defendants and whether there was any additional divulgence, and will take every possible protective measure against any further divulgence.

O
Considering the nature of stealing national core technologies, very critical national assets for the survival of Korea, like above, which tantamount to selling of the nation, we will conduct further investigation intensively.

[Exhibit] Detailed Structure of Crime

<Flow of Divulgence of National Core Technologies>

Flow of divulgence of national core technologies
Headquarters of Company O
DAP of Company O
Instruction to collect information of customer companies
Divulgence of national core technology
Marketing Manager of Company O
Divulgence of national core technology
Divulgence of national core technology
Chinese Subsidiary of Company O
Korean Subsidiary of Company O
Taiwanese Subsidiary of Company O
Supply of Equipment and Customer Support Services
Divulgence of national core technology through inspection equipment
Supply of Equipment and Customer Support Services
Supply of Equipment and Customer Support Services
BOE
CSOT
SMD
LG Display
AUO
Chimei Innolux

Currrent Global Display Market as of 1st quarter of Year 2012 percentage share out of the total sales revenue Samsung Taiwan Sharp China Panasonic LCD 30.8 26.4 13.6 15.4 6.2 2.2 1.2 0.8 0.4 LG AUO Chimei Innolux BOE LCD CPT CSOT